Exhibit 12-44
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30, 2009	Twelve Months Ended December 31
		2008	2007	2006	2005	2004
(Millions of Dollars)
Earnings:
Pretax earnings	$618	$819	$1,155	$536	$415	$389
Adjustments	3	(3)	(4)	(4)	5	2
Fixed charges	425	540	562	558	546	544

Net earnings	1,046	$1,356	$1,713	$1,090	$966	$935

Fixed charges:
Interest expense	$409	$503	$533	$525	$518	$516
Adjustments	16	37	29	33	28	28

Fixed charges	$425	$540	$562	$558	$546	$544

Ratio of earnings to fixed charges	2.46	2.51	3.05	1.95	1.77	1.72